UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU ANNOUNCES SECOND QUARTER 2017
VOLUME VARIATIONS

(Santiago, Chile, July 10th, 2017) – CCU reported today preliminary second quarter 2017 sales by volume variations.

The preliminary volume variations by Operating segment are the following:

	Q2´17	YTD '17
Operating segment(1)	Total Change (%)	Total Change (%)
1. Chile	2.6	3.0
2. International Business	26.5	16.1
3. Wines(2)	(3.2)	0.9
TOTAL	7.1	5.7

CCU plans to release its consolidated second quarter 2017 results on August 9th, 2017.

CCU is a diversified beverage company operating in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean carbonated soft drinks producer, the largest Chilean water and nectar producer, and the largest pisco producer. It is the second-largest Argentine brewer, and participates in the beer, water and soft drinks industries in Uruguay, Paraguay and Bolivia, and in the beer industry in Colombia. It is one of the largest Chilean wine producers, and the second-largest Chilean wine exporter. The Company´s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Watt´s S.A., and Coors Brewing Company. For further information, visit www.ccu.cl.

(1) Excludes Bolivian and Colombian operation volumes as they currently do not consolidate.
(2) Includes domestic and exports, excludes bulk wine.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: July 13, 2017